Exhibit 99.01

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2015

(Unaudited)

1

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2015

(Unaudited)

IN U.S. DOLLARS

INDEX

Page

Interim Consolidated Balance Sheets	3

Interim Consolidated Statements of Operations	4

Interim Statements of Changes in Shareholders' equity	5

Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Interim Consolidated Financial Statements	8 – 10

- - - - - - - - - - - - - - - - - - - - -

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	32,393	4,789
Restricted bank deposits	3,043	5,195
Trade receivable, net	15,901	11,628
Deferred tax short term	3,495	3,958
Other accounts receivable and prepaid expenses	1,242	1,190
Inventories, net	1,818	1,614

Total current assets	57,892	28,374

LONG-TERM ASSETS
Severance pay funds	102	325
Deferred tax long term	134	301
Customer Contracts	4,128	4,587
Software and other IP	4,772	4,949
Goodwill	3,722	3,722
Property and equipment, net	855	616

Total assets	71,605	42,874

CURRENT LIABILITIES
Trade payables	2,783	2,892
Employees and payroll accruals	1,668	944
Related parties	401	341
Accrued expenses and other liabilities	2,981	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,482	2,870
Total current liabilities	10,315	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	1,477
Accrued severance pay	147	425
Total long-term liabilities	1,624	1,902

SHAREHOLDERS' EQUITY:
Ordinary shares	1,100	937
Additional paid-in capital	86,259	58,210
Accumulated deficit	(27,693)	(30,841)

Total shareholders' equity	59,666	28,306

Total Liabilities and Shareholders' Equity	71,605	42,874

The accompanying notes are an integral part of these interim consolidated financial statements.

3

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2015	2014

REVENUES	15,444	12,364

COST OF REVENUES	(5,116)	(2,696)

GROSS PROFIT	10,328	9,668

OPERATING EXPENSES
Research and development, net	1,510	1,802
Sales and marketing	2,869	3,222
General and administration	2,060	1,094
Total operating expenses	6,439	6,118

OPERATING INCOME	3,889	3,550

FINANCIAL EXPENSES, NET	111	100

INCOME BEFORE INCOME TAX	3,778	3,450

INCOME TAX EXPENSES	630	-

NET INCOME	3,148	3,450

NET INCOME PER SHARE

Basic	0.23	0.26

Diluted	0.22	0.26

Weighted average number of ordinary shares used in computing basic income per share	13,862,731	13,391,037

Weighted average number of ordinary shares used in computing diluted income per share	14,048,570	13,471,288

The accompanying notes are an integral part of these interim consolidated financial statements.

4

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2013	13,284,144	904	55,530	(37,042)	19,392
Changes during the six months ended June 30, 2014 (unaudited):
Exercise of options and issuance of share capital, net of issuance costs	414,911	30	2,464	-	2,494
Stock- based compensation	-	-	17	-	17
Net income	-	-	-	3,450	3,450

Balance as of June 30, 2014	13,699,055	934	58,011	(33,592)	25,353

Balance as of December 31, 2014	13,742,586	937	58,210	(30,841)	28,306
Changes during the six months ended June 30, 2015 (unaudited):
Exercise of options, warrants and issuance of share capital, net of issuance costs	2,523,466	163	27,171	-	27,334
Stock- based compensation	-	-	878	-	878
Net income	-	-	-	3,148	3,148

Balance as of June 30, 2015	16,266,052	1,100	86,259	(27,693)	59,666

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2015	2014
Cash flows from operating activities:

Net income	3,148	3,450

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	743	817
Increase (decrease ) in accrued severance pay	(278)	168
Stock-based compensation	878	17
Decrease in deferred tax	630	-
Increase in trade receivables, net	(4,273)	(7,334)
Decrease (increase) in other accounts receivable and prepaid expenses	(52)	1,366
Increase in inventories, net	(204)	(342)
Increase (decrease) in trade payables	(109)	781
Increase in employees and payroll accruals	724	542
Decrease in advance payment	(2,864)	-
Increase (decrease) in accrued expenses and other liabilities	286	(1,667)

Net cash used in operating activities	(1,371)	(2,202)

Cash flows from investing activities:
Purchase of property and equipment	(346)	(168)
Decrease (increase ) in severance pay fund	223	(55)
Liability for future earn-out	(388)	(230)
Restricted bank deposits, net	2,152	(478)

Net cash provided (used in) by investing activities	1,641	(931)

Cash flows from financing activities:
Short-term bank credit, net	-	25
Proceeds from issuance of share capital, net of issuance costs	27,153	2,449
Proceeds from exercise of options and warrants, net	181	45

Net cash provided by financing activities	27,334	2,519

Increase (decrease) in cash and cash equivalents	27,604	(614)
Cash and cash equivalents at the beginning of the year	4,789	2,673

Cash and cash equivalents at the end of the year	32,393	2,059

The accompanying notes are an integral part of these interim consolidated financial statements.

6

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months
	Ended June 30,
	2015	2014

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Income taxes, net	16	-

The accompanying notes are an integral part of the consolidated financial statements.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and public organizations throughout the world. We offer three lines of solutions, our e-ID platform and solutions, from which we derive the majority of our revenue, our M2M/IoT suite and services and our Secure Mobile Payments (SMP) suite and solutions.

e-ID Platform and Solutions. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-ID documents and robust digital identity solutions to their citizens and visitors. Our e-ID division engages in several activities and solutions, including the production of: (i) paper secured by different levels of security patterns (i.e., ultraviolet, holograms, etc.) and (ii) electronic identification secured by biometric data, principally used in connection with the issuance of national multi-ID documents (including IDs, passports, driver’s licenses, vehicle permits, and visas), border control applications, national ID registries, electronic passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. Our solutions include MAGNA™, a complete end-to-end solution for the electronic identification documents and systems listed above. Customers of our e-ID division include governments in Europe, Asia and Africa. On December 26, 2013, we acquired the SmartID™ division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and IP assets. The SmartID division has an international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with market and technological experts, together with advanced ID software platforms and technologies.

M2M/IoT Suite and Services. Our M2M solutions are designed to reliably identify, track and monitor people or objects in real time, enabling our customers to detect the unauthorized movement of people, vehicles and other monitored objects. We provide RFID and mobile technology, accompanied by services specifically tailored to meet the requirements of electronic monitoring. Our propriety M2M suite of hybrid hardware and software components is the foundation of these products and services. This suite can be used in various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring and building and access automation. Our M2M division has primarily focused on growing three markets: (i) public safety, (ii) healthcare and homecare and (iii) animal and livestock management.

SMP Suite and Solutions. Our SMP division offers a product called SuperPayTM with a suite of solutions for advanced secure mobile payments and financial services, ranging from mobile wallet to mobile point of service (POS). SuperPayTM allows customers to securely make payments using a mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use a smartphone, tablet or any existing POS to receive secure mobile payments. SuperPayTM features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using one-time password (OTP), biometric authentication, and SuperCom's proprietary SafeMoneyTM platform

As of June 30, 2015, the Company’s principal activities were conducted mainly through SuperCom Ltd. and Supercom Inc. and through SuperCom Tanzania and SuperCom Panama, that were acquired in December 2013 as part of the acquisition of the SmartID division. The subsidiaries in Tanzania and Panama provide support and maintenance services to the Company’s customers in these countries.

b.	On June 23, 2015, the Company closed a public offering whereby 2,415,000 shares of common stock were sold by the Company to the public (inclusive of 315,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were approximately $27.1 million, net of underwriting discounts and commissions and offering expenses payable by the Company.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (cont.)

c.	Concentration of risk that may have a significant impact on the Company:

In the first half of year 2015, the Company derived most of its revenues from 3 major customers. In year 2014, the Company derived most of its revenues from four major customers. Throughout the 2012 and 2013 periods the Company derived most of its revenues from one major customer.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2015 and for the six and three months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2014.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2014 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014 included in the 2014 Form 20-F.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2015	2014
	$	$

Raw materials, parts and supplies	1,600	759
Finished products	218	855

	1,818	1,614

As of June 30, 2015 and December 31, 2014, inventory is presented net of write offs for slow inventory in the amount of approximately $121 and $121, respectively.

NOTE 4:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding.

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